

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2024

Charles Young
Chief Executive Officer
Smart Sand, Inc.
28420 Hardy Toll Road, Suite 130
Spring, Texas 77373

> **Re: Smart Sand, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 17, 2024**
> **File No. 333-276549**

Dear Charles Young:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2022. Please be advised that we will not be in a position to declare this registration statement effective until you have resolved all comments on your Exchange Act reports.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation

cc: Ryan J. Maierson, Esq.